

New York Stock Exchange
11 Wall Street
New York, NY  10005

December 15, 2020


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value, of The SPAC and New Issue ETF, a series of COLLABORATIVE INVESTMENT SERIES TRUST under the Exchange Act of 1934.


Sincerely,